                                                                        FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

                                                              For the month of August, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date Aug 23, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                             NEWS FOR RELEASE: August 23, 2005

NEWS RELEASE 05-23

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources Announces drilling success in large stepout at Main Zone, including 36.1 meters grading 0.45% copper and 0.016 Molybdenum in DDH #38. Second drill rig being mobilized.

Tyler Resources Inc. is pleased to announce assay results for drill holes #38 and 39 from a significant stepout north of the Main Zone at the Bahuerachi project, Mexico.

Results from step-out holes located 500 to 600 meters north of section 2NE have confirmed that the main mineralized domains continue to the north including a copper oxide enriched blanket, skarn development, quartz stockworking and mineralized porphyry.  The Main Zone mineralized trend has been expanded to over 1,500 meters of strike length and is still open to the north and south, at depth as well as locally laterally.

Significant intervals for drill holes DDH-BAH #38 and 39.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-38	30	66.1	36.1*	0.45	0.03	3.4		0.016	Sediments/Skarn/QFP Dyke
Within	30	120.8 (EOH)	90.8**	0.25	0.02	2.1		0.015	Sediments/Skarn/QFP
BAH-39	34	66.5	32.5	0.34	0.02	2.1		0.012	Sediments/Skarn/Minor QFP
and	83.72	88.35	4.63	0.63	0.07	3.9		0.008	Mineralized shear zone

*Grade for the interval based on 32.45 meters of core recovered.

**Grade for the interval based on 86.35 meters of core recovered.

All intervals are interpreted true widths.

Tyler is pleased to have successfully accomplished the objective of the large step out, which was to accelerate the confirmation of extensions of the various mineralized domains to the north.  Further surface work has also exposed areas of strongly stockworked porphyry with abundant fracturing, veining and copper oxide mineralization south and east of drill hole #38.  Ongoing drilling will test these areas at depth as well as focus on discovering areas of thicker copper oxide enriched blanket and zones of skarn mineralization.  Drill hole #40 has now been completed with samples having been shipped to the lab and drill hole #41 is currently ongoing.

Mobilization of the new drill rig has begun.  Barring unforeseen difficulties, drilling with the second rig should commence within approximately 10 days.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

News Release

August 23, 2005

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol,  consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/COO

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-23
August 23, 2005
NORTH
600 meters
Trenching
continuing
north
05-BAH-39
05-BAH-38
41
05-BAH-40
OPEN
D18
D17
R5
05-BAH-28/31
05-BAH-33
D 32
D16
R4
05-BAH-25
05-BAH-24
D15
R3
D14
D13/ R1
R2
D19
D21
D20
D22
D23
D-26
D-27
D 29/30
05-BAH-34/35
05-BAH-36/37
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations,
number and surface trace
Phase 2 drill holes completed, assays
reported (D=Diamond, R=RC)
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters